EXHIBIT (6)

SELECTRONICS
Two Tobey Village Office Park
Pittsford, New York  14534

716 248 3875
Fax: 716 248 3868

March 2, 1994

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut  06903

Attention:  Mr. Donald E. Riley, President of Xerox Venture Capital

Re:  CONVERSION TO SELECTRONICS, INC. CAPITAL STOCK

Dear Don:

     This letter will confirm the terms and conditions upon which Xerox Corporation ("Xerox") agrees to convert any and all amounts owed by SelecTronics, Inc. ("SelecTronics") and/or Microlytics, Inc. ("Microlytics") under certain notes described on Schedule A annexed hereto, executed and delivered on behalf of SelecTronics and/or Microlytics to Xerox (the "Debentures"), to shares of convertible preferred stock of SelecTronics. Specifically, in consideration of the obligations of SelecTronics set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Xerox hereby agrees to convert any and all principal amounts (namely, $1,130,000), together with any and all accrued but unpaid interest thereon, due and owing under the Debentures into shares of convertible preferred stock, par value $1.00 per share, of SelecTronics (the "Preferred Stock") as follows:

     1. Subject to the satisfactory performance of the conditions set forth in paragraph 6 below, Xerox shall convert, on or before June 30, 1994, any and all amounts due and owing under the Debentures, including any and all accrued and unpaid interest thereon (together the "Conversion Amount") into shares of Preferred Stock. In connection therewith, Xerox shall receive one share of Preferred Stock for each dollar of the Conversion Amount.

     2. The relative rights, preferences and limitations of the Preferred Stock are set forth in the Certificate of Amendment of the Certificate of Incorporation of SelecTronics annexed hereto as Exhibit A.

     3. Notwithstanding any provision to the contrary set forth herein, the parties hereto hereby acknowledge and agree that Xerox shall receive the same registration rights as granted to Renaissance Capital Partners, Ltd. ("Renaissance") pursuant to the terms and conditions set forth in that certain letter agreement, dated on even date hereof, by and between SelecTronics and Renaissance, with respect to any shares of common stock that Xerox receives in connection with i) the conversion of the Preferred Stock into shares of common stock of SelecTronics or ii) the redemption, of the Preferred Stock by SelecTronics in exchange for shares of common stock of SelecTronics.

     4. As additional consideration for the performance of Xerox's obligations hereunder, SelecTronics hereby agrees that Xerox shall have the right from time to time, at the option of Xerox and so long as the shares of Preferred Stock have not been fully converted into, or redeemed in exchange for, shares of common stock of SelecTronics, to designate a nominee to the Board of Directors of SelecTronics, which designee is subject to the written approval of SelecTronics (which approval shall not be unreasonably withheld). SelecTronics hereby agrees, at all times, to use its best efforts to secure the election of such designee as a director of SelecTronics, provided that such designee may, at his or her option, elect to serve only as an "advisory director" with all of the rights of the directors in regards to notice and attendance at meetings of the Board of Directors or committees thereof, but without voting rights.

     5. In addition to the redemption rights of SelecTronics set forth in the Certificate of Amendment to the Certificate of Incorporation annexed hereto as Exhibit A, in the event that SelecTronics issues shares of its common stock in a single offering to investors in exchange for an aggregate purchase price, after the payment of any and all expenses incurred in connection therewith, of at least One Million Dollars ($1,000,000), SelecTronics shall have the right at any time to redeem any or all of the shares of Preferred Stock issued to Xerox hereunder, together with any accrued but unpaid dividends thereon, in exchange for a number of shares of common stock of SelecTronics equal to the product obtained by multiplying (i) the original purchase price paid for such shares of Preferred Stock (i.e., the conversion price), together with any and all accrued but unpaid dividends, by (ii) 10. All shares of Preferred Stock so redeemed shall, at the option of the Board of Directors of the Corporation, be cancelled and retired in such manner as may be prescribed by law, or held in the treasury of the Corporation. Notwithstanding the foregoing, if common stock is sold by the Corporation at a price, net to the Corporation, at less than ten cents ($.10) per share, then Xerox's conversion price will be reduced to the same price as the net price to the Corporation of the new stock issue.

     6. The obligations of Xerox hereunder are subject to and conditioned upon, the following conditions, any or all of which may be waived by Xerox:

         a. SelecTronics, Microlytics and Manufacturers & Traders Trust Company shall have entered into a certain Settlement Agreement in substantially the same form annexed hereto as Exhibit B, and all documents required to be delivered to the Escrow Agent. pursuant to the terms and conditions of the Settlement Agreement and the Escrow Agreement referenced therein shall have been so delivered.

         b Xerox shall be in receipt of a letter agreement by and among Renaissance, SelecTronics and Microlytics, whereby Renaissance agrees to convert any and all amounts due and owing Renaissance by SelecTronics and/or Microlytics into shares of Preferred Stock on the same terms and conditions as set forth in this letter agreement.

         c. SelecTronics shall have received a fully-executed letter agreement from Fuji Xerox Co., Ltd. ("Fuji Xerox"), whereby (i) Fuji Xerox agrees to convert any and all amounts due and owning Fuji Xerox, including any and all accrued but unpaid interest thereon, pursuant to the terms and conditions of certain Floating Rate Convertible Debentures, dated October 15, 1991 and March __, 1992, to shares of Preferred Stock on the same terms and conditions as set forth in this letter agreement, or (ii) Fuji Xerox has consent to the transactions contemplated by this letter agreement.

     7. This letter agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, the rights, interests or obligations hereunder shall not be assigned by any of the parties hereto without the prior written consent of the other parties. This letter agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     If you are in agreement with the terms and conditions set forth in this letter, please so indicate by executing this letter in the space provided below.

                                     Sincerely,

                                     Roy W. Haythorn
                                     President and Chief Executive Officer

Agreed and Accepted:

MICROLYTICS, INC.

By:  Roy W. Haythorn, President
     and Chief Executive Officer

Date:  March 2, 1994

XEROX CORPORATION

By:  Donald E. Riley
     President - Xerox Venture Capital

Date:  March 2, 1994